POCSTOCK, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2021 & 2020

WITH INDEPENDENT ACCOUNTANTS' REVIEW REPORT

POCSTOCK, INC.

TABLE OF CONTENTS

DECEMBER 31, 2021 & 2020

FINANCIAL STATEMENTS:



CURRAN & COMPANY LLP
ACCOUNTANTS & ADVISORS

Independent Accountant's Review Report

To Management
POCSTOCK, Inc.
Newark, NJ

We have reviewed the accompanying financial statements of POCSTOCK, Inc. (a corporation) (the "Company"), which comprise the balance sheets as of December 31, 2021 & 2020, and the related statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of POCSTOCK, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

SUPPLEMENTARY INFORMATION

The supplementary information included in the Schedules of Cost of Sales and General & Administrative Expenses is presented for the purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the review procedures applied in our review of the basic financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and do not express an opinion on such information.

Curran & Company LLP

CURRAN & COMPANY LLP
Newark, NJ
September 21, 2022

POCSTOCK, INC.

BALANCE SHEETS

DECEMBER 31, 2021 & 2020

ASSETS

		2021		2020
CURRENT ASSETS				
Cash and cash equivalents	$	579,187	$	23,969
Total current assets		579,187		23,969
OTHER ASSETS				
Platform development costs, net of accumulated amortization of $19,465		97,327		-
Total other assets		97,327		-
Total assets	$	676,514	$	23,969

LIABILITIES AND SHAREHOLDER'S EQUITY

		2021		2020
CURRENT LIABILITIES				
Accounts payable	$	53,893	$	16,465
Payroll liabilities		8,605		-
Total current liabilities		62,497		16,465
LONG-TERM LIABILITIES				
Shareholder loan		18,861		18,861
Total long-term liabilities		18,861		18,861
Total liabilities		81,358		35,326
SHAREHOLDER'S EQUITY				
Common stock, $.000001 par value, 7,472,528 shares issued, and outstanding; 8,192,772 shares authorized		100		100
Preferred stock, $.000001 par value, 604,059 shares issued and outstanding, 810,274 shares authorized, net of stock issuance costs of $21,325		614,175		-
Accumulated deficit		(19,119)		(11,457)
Total shareholder's equity		595,156		(11,357)
Total liabilities & shareholder's equity	$	676,514	$	23,969

See independent accountants' review report and notes to financial statements.

POCSTOCK, INC.

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2021 & 2020

	2021	2020
GROSS REVENUES	$ 264,969	$ 50,636
Less: Discounts & Returns	-	-
NET REVENUES	264,969	50,636
COST OF GOODS SOLD	102,300	21,699
GROSS PROFIT	162,669	28,937
OPERATING EXPENSES		
General and administrative	167,164	29,667
Total Operating Expenses	167,164	29,667
INCOME FROM OPERATIONS	(4,495)	(730)
OTHER INCOME (EXPENSES)		
Interest income	12	-
Interest expense	(3,179)	-
Total Other Expenses	(3,167)	-
LOSS BEFORE INCOME TAXES	(7,662)	(730)
INCOME TAX EXPENSE	-	-
NET LOSS	$ (7,662)	$ (730)

See independent accountants' review report and notes to financial statements.

POCSTOCK, INC.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2021 & 2020

| | Common Stock | | Additional Paid-in-Capital | Preferred Stock | | Accumulated Deficit | Total Shareholder's Equity |
	Shares	Amount		Shares	Amount		
Balance at January 1, 2020	7,472,528	$ 100	$ -	-	$ -	$ (10,727)	$ (10,627)
Issuance of preferred stock		-	-	-	-	-	-
Stock issuance costs		100			-		100
Net loss	-	-	-	-	-	(730)	(730)
Balance at January 1, 2021	7,472,528	$ 100	$ -	-	$ -	$ (11,457)	$ (11,357)
Issuance of preferred stock		-	-	604,059	635,500	-	635,500
Stock issuance costs		100			(21,325)		(21,225)
Net loss	-	-	-	-	-	(7,662)	(7,662)
Balance at December 31, 2021	7,472,528	$ 200	$ -	604,059	$ 614,175	$ (19,119)	$ 595,256

See independent accountants' review report and notes to financial statements.

POCSTOCK, INC.

STATEMENT OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2021

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (7,662)	$ (730)
Adjustments to reconcile net income to net cash		
used in operating activities		
Depreciation and amortization	19,465	
Change in:		
Payroll liabilities	8,605	
Accounts payable	37,428	
Net Cash Provided By Operating Activities	57,835	(730)
CASH FLOWS FROM INVESTING ACTIVITIES		
Capitalized development costs	(116,792)	-
Net Cash Used in Investing Activities	(116,792)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of preferred stock, less stock issuance	614,175	-
Shareholder loans	-	16,950
Net Cash Provided By Financing Activities	614,175	16,950
NET INCREASE IN CASH AND CASH EQUIVALENTS	555,218	16,220
CASH AND CASH EQUIVALENTS		
Beginning of the year	$ 23,969	$ 7,049
End of the year	$ 579,187	$ 23,269
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Interest	$ (3,179)	$ -
Income taxes	$ -	$ -

See independent accountants' review report and notes to financial statements.

1. **NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

The Company
POCSTOCK, Inc. (the "Company") was incorporated in the State of Delaware on November 19, 2019. The Company is engaged in an e-commerce business whereby it licenses and sells stock photos, videos, and illustrations of people of color to businesses and organizations looking to utilize diverse individuals in marketing & promotional materials. The Company has relationships with its photographers, videographers, and artists, and pays out royalties to same based on revenue generated from the media they create.

Going Concern
For the Company's 2022 operations, the Company has relied on funds from its Preferred Stock issuance to operate. The Company expects to incur continued losses as it stabilizes its platform. As of December 31, 2021, the Company will likely incur continued losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to continue to generate funds through revenue producing activities. The Company expects to stabilize its burn in 2023 and generate significant revenue in 2023 and beyond. It has seen significant organic subscription signups, both individual and enterprise, and has begun to receive PO's for work for hire from third-party enterprises.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, and 2020.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, the Company has no accounts receivable.

Intangible Assets

The Company has recorded intangible assets at cost. The intangible assets consist of capitalized development costs related to its website and e-commerce platform. These intangibles are amortized over a three (3) year period. Amortization expense of $19,465 was incurred for the year ending December 31, 2021.

The Company has recorded intangible assets at cost. The Company evaluates intangible assets on an annual basis or more frequently if management believes indicators of impairment exist. Such indicators could include but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a two-step quantitative impairment test. The first step of the impairment test involves comparing the fair value of the applicable reporting unit with its carrying value. The Company estimates the fair values of its reporting units using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies' data. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, management performs the second step of the impairment test. The second step of the impairment test involves comparing the implied fair value of the affected reporting unit's asset with the carrying value of that asset. The amount, by which the carrying value of the asset exceeds its implied fair value, if any, is recognized as an impairment loss. The Company's evaluation of its intangible asset completed during the year resulted in no impairment losses.

Income Taxes

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and New Jersey.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenues through its website, and ships direct to consumer. The Company's payments are generally collected upfront.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

POCSTOCK, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2021

1. **NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2. **COMMITMENTS AND CONTINGENCIES**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **EQUITY**

Preferred Stock

The Company has authorized 810,274 of Series Seed Preferred Stock with a $.000001 par value. As of December 31, 2021, 604,059 shares were issued and outstanding. The Company may issue such preferred shares and designate the rights, privileges, and preferences of such shares at the time of designation and issuance.

Common Stock

The Company has authorized 8,192,772 shares of Common Stock with a $.000001 par value. As of December 31, 2021 & 2020, 7,472,528 shares were issued and outstanding. All such shares were held by the Company's three founders.

4. **SHAREHOLDER LOAN**

The Company has a shareholder loan of $18,861 open and outstanding as of December 31, 2021 & 2020. This shareholder loan is due to its shareholder on demand and bears no interest. The shareholder has no intention to request repayment of same through the date these financial statements are available to be issued.

5. **ACCOUNTS PAYABLE**

The Company has payables due to its trade vendors and third-party photographers, videographers, and artists for royalties. These payables are current in nature and none exceed 90 days.

6. SUBSEQUENT EVENTS

Crowdfunding Offering

The Company is offering (the "Crowdfunded Offering") up to $1,069,997.77 in Seed Series CF Preferred Stock. The Company is attempting to raise a minimum amount of $50,001.09 in this offering and up to $1,069,997.77 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through WeFunder (the "Intermediary" aka "WeFunder"). The Intermediary will be entitled to receive a 7.5% commission fee based on the raised capital from this offering.

Managements Evaluation

The Company has evaluated subsequent events through September 21, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

SUPPLEMENTARY INFORMATION

POCSTOCK, INC.

SCHEDULES OF COST OF GOODS SOLD

YEARS ENDED DECEMBER 31, 2021 & 2020

	2021	2020
COST OF GOODS SOLD		
Production costs, photographers, models	$ 71,059	$ 21,372
Equipment rentals	8,202	-
Royalty payouts	12,296	-
Reimbursable costs	9,542	327
Space rentals	1,202	-
	$ 102,300	$ 21,699

SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES

YEARS ENDED DECEMBER 31, 2021 & 2020

	2021	2020
GENERAL AND ADMINISTRATIVE EXPENSES		
Advertising & marketing	$ 23,008	$ 1,368
Amortization	19,465	-
Bank charges	829	57
Computer & internet	3,006	-
Depreciation	-	-
Dues & subscriptions	830	-
Insurance	4,789	302
Licenses & fees	1,859	400
Meals & entertainment	552	200
Office	8,850	9,705
Payroll expenses	76,568	-
Payroll processing	731	-
Payroll taxes	8,591	-
Professional fees	15,006	16,035
Rent	1,900	1,600
Travel	1,180	-
	$ 167,164	$ 29,667

See Independent Accountant's Review Report